July 18, 2017

VIA EDGAR

Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Osprey Energy Acquisition Corp.
Registration Statement on Form S-1
Filed June 28, 2017, as amended
File No. 333-219025

Dear Ms. Hayes:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby joins in the request of Osprey Energy Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on July 20, 2017, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, 456 copies of the Preliminary Prospectus dated July 14, 2017 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[signature page follows]

Very truly yours,

Credit Suisse Securities (USA) LLC,
as Representative of the Several Underwriters

By:	/s/ Chris Eby
Name: Chris Eby Title: Managing Director